SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 3, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53.3.0000581 -8

Minutes of the Board of Directors’ Meeting, Held on April 29th, 2005

Date and time:
On April 29th, 2005, at 11:30 a.m.

Place:
In the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, 28° andar (parte).

Summons:

Summons made pursuant to the provisions of the sole paragraph of article 26 of Brasil Telecom Participações S.A. (“BTP” or “Company”)’s By-laws, by mail signed by the Board of Directors’ Chairman, Mr. Luis Octavio da Motta Veiga, on April 19, 2005.

Presence:

The following effective members of the Company’s Board of Directors were present: Luis Octavio da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Lênin Florentino de Faria and Fabio de Oliveira Moser. The following Board of Directors’ alternate member was also present: Mrs. Daniela Maluf Pfeiffer. Mr. Luiz Otávio Nunes West, representing the Company’s Fiscal Council, was also present.

Meeting’s board:

President: Mr. Luis Octavio da Motta Veiga. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Day’s Agenda:

1.
To establish the guidelines for the exercise of the voting right by BTP’s representatives at BT’s Ordinary and Extraordinary General Shareholders’ Meeting in order to, at the Ordinary General Shareholders’ Meeting, make resolutions on the matters provided for in article 132 of Law 6,404/76; and, at the Extraordinary General Shareholders’ Meeting, (i) subject to what is provided for in article 15 of the Company’s By-laws, establish the global compensation to the Board of Directors’ members and to the Executive Officers and the individual compensation to the Fiscal Council’s members, and (ii) change the wording of article 5 of the Company’s By-laws, so as to reflect the new corporate capital, in the case of approval of what is provided for in item “3” of the Summons to BT’s Board of Directors Meeting; and

2.	To make a resolution on the payment, by the Company, of interest on shareholders’ equity for fiscal year 2005.

Resolutions:

Starting the meeting, the Board of Directors’ Chairman registered the receipt, by the members of this Board, of Vote Instructions addressed to the members elected by Invitel S.A. (“Invitel”)’s designation, as a result of (i) Invitel’s Prior Meeting, held on April 28, 2005, at 9 a.m., and (ii) Prior Meeting of the subscribers of Brasil Telecom Participações S.A.’s Vote Agreement, held on April 28, 2005, at 9 a.m., as well of mail sent by Opportunity Zain S.A. to the Company’s Board of Directors members, all the documents received for the purposes of paragraphs 8 and 9 of Article 118 of Law 6,404/76. A copy of the Voting Instructions having been filed at BTP’s headquarters.

It has been resolved by the Directors present at the meeting that these minutes be drafted in summarized form.

(1)
The Secretary read the agenda for BT’s Ordinary and Extraordinary General Shareholders’ Meeting set to 04.29.2005, at 2 p.m., then moving on to make a resolution on the vote instruction to be cast by BTP.

(1.1) With respect to item “1” of the agenda for BT’s Ordinary General Shareholders’ Meeting, the present Board members resolved, by unanimity, that the vote to be cast by BTP shall be in the sense of approving, without amendments or reservations, BT’s Financial Statements. As far as the Executive Officers Accounts and the Management Report are concerned, the present Board members resolved, by unanimity of the valid votes, that the vote to be cast by BTP shall be in the sense of approving, without amendments or reservations, the Executive Officers Accounts and the Management Report relating to the fiscal year ended on December 31, 2004, pursuant to document filed at BT’s and Invitel’s headquarters, being the disqualification of the dissenting votes cast by Fábio Moser and Lênin Florentino de Faria registered, which are filed at the Company’s headquarters.

(1.2) Subsequently, the President moved on to examine item “2” of the agenda for BT’s Ordinary General Shareholders’ Meeting in connection with the proposal for Fiscal Year’s Net Income destination and Dividend Distribution. The matter having been put to the vote, it was approved by unanimity of votes of the present Board members that the vote to be cast by BTP at BT’s Ordinary General Shareholders’ Meeting shall be in the sense of approving BT’s Executive Officer’s proposal for Fiscal Year’s Net Income destination and Dividend Distribution, pursuant to the document filed at BT’s and Invitel’s headquarters referring to these Minutes.

(1.3) Subsequently, the President moved on to examine item “3” of the agenda for BT’s Ordinary General Shareholders’ Meeting in connection with the appointment of effective and alternate members of BT’s Board of Directors. The matter having been put to the vote, it was approved, by unanimity of the valid votes, that the vote to be cast by BTP at BT’s Ordinary and Extraordinary General Shareholders’ Meeting shall be in the sense of electing the following members to be part of BT’s Board of Directors, being the disqualification of the dissenting votes cast by Fábio Moser and Lênin Florentino de Faria registered, which are filed at Company’s headquarters:

(1) Eduardo Seabra Fagundes, Brazilian, divorced, lawyer, registered before OAB/RJ (Brazilian Bar Association / Rio de Janeiro)under N. 9,693, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 006.454.517-20, resident and domiciled in the city and state of Rio de Janeiro, at Av. das Américas nº 4.200, Bloco 2, Sala 206, Barra da Tijuca, as Board of Directors’ effective member and Chairman, and José Leitão Viana, Brazilian, married, economist, bearer of the Identity Card N. 1171996, issued by SSP/DF, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 020.158.117-53, resident and domiciled in the city of Belo Horizonte, state of Minas Gerais, at Rua Maripá nº 50, apto. 801, Serra, as alternate member;

(2) Humberto José Rocha Braz, Brazilian, married, bachelor’s degree in social communication, bearer of the Identity Card N. M- 2717421, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 539.840.216-15, resident and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 28º andar (parte), Centro, as effective member, the alternate member office remaining vacant;

(3) Luis Octavio Carvalho da Motta Veiga, Brazilian, married, lawyer, registered before OAB/RJ (Brazilian Bar Association / Rio de Janeiro) under N. 26121, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 254704777-20, resident  and domiciled in the city and state of Rio de Janeiro, at Rua Araújo Porto Alegre, nº 70, gr. 1101, as effective member, the alternate member office remaining vacant;

(4) Eduardo Cintra Santos, Brazilian, married, civil engineer, bearer of the Identity Card N. 902.893.58, issued by IPM/MA, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 064.858.395 -34, resident and domiciled in the city of Simões Filho, state of Bahia, at Via Periférica I nº 3431, as effective member, the alternate member office remaining vacant;

(5) Carlos Alberto Siqueira Castro, Brazilian, married, lawyer, registered before OAB/RJ (Brazilian Bar Association / Rio de Janeiro) under N. 20283, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 367.167.747 -34, resident and domiciled in the city and state of Rio de Janeiro, with office at Praça Pio X nº 15, 3º andar, as effective member, and Guido Vinci, Brazilian, married, lawyer, registered before OAB/RJ (Brazilian Bar Association / Rio de Janeiro) under N. 90.171, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 962.567.967 -72, resident and domiciled in the city and state of Rio de Janeiro, at Rua Prudente de Moraes nº 985, apt.º 303, as alternate member; and

(6) André Urani, Brazilian, divorced, economist, bearer of the Identity Card N. 059095380, issued by Detran-RJ, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 863.877.827 -91, resident and domiciled in the city and state of Rio de Janeiro, at Rua Sambaíba nº 699, Bloco 2, apt.º 404, as effective member, Robson Goulart Barreto, Brazilian, married, lawyer, registered before OAB/RJ (Brazilian Bar Association / Rio de Janeiro) under N. 51.491, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 787.091.487 -87, resident and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 23º andar, as alternate member.

(1.4) Subsequently, the President moved on to make a resolution on item “4” of the agenda for BT’s Ordinary General Shareholders’ Meeting in connection with the appointment of effective and alternate members of BT’s Fiscal Council. The matter having been put to the vote, it was resolved by unanimity of votes of the present members that the vote to be cast by BTP at BT’s Ordinary and Extraordinary General Shareholders’ Meeting shall be in the sense of electing the following members to be part of BT’s Fiscal Council, following the order of precedence indicated below:

(1) Luiz Otávio Nunes West, Brazilian, married, accountant, bearer of the Identity Card N. 1.178.095, issued by the SSP/BA, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 146.745.485 -00, resident and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 28º andar (parte), Centro, as effective member, and Augusto Cezar Calazans Lopes Brazilian, married, accountant, bearer of the Identity Card N. 09752473-0, issued by the IFP/RJ, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 042980307-92, resident and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 28º andar (parte), Centro, as alternate member;

(2) Gilberto Braga, Brazilian, married, economist, bearer of the Identity Card N. 04722037-1, issued by the IFP/RJ, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 595.468.247 -04, resident and domiciled in the city and state of Rio de Janeiro, with office at Av. Presidente Wilson nº 231, 28º andar (parte), as effective member, and Raimundo José do Prado Vieira, Brazilian, married, accountant, bearer of the Identity Card N. 664340, issued by the SSP/BA, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 094.618.765 -72, resident and domiciled in the city of Salvador, state of Bahia, at Rua Benjoin nº 716, apt.º 1401, Caminho das Árvores, as alternate member; and

(3) Luiz Fernando Cavalcanti Trocolli, Brazilian, married, civil engineer, bearer of the Identity Card N. 921055-56, issued by the SSP/BA, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 114.415.695 -53, resident and domiciled at Rua Manoel Gomes de Mendonça nº 93, aptº 601, in the city of Salvador, state of Bahia, as effective member, and Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of the Identity Card N. 1154372-82, issued by the SSP/BA, registered before the Federal Revenue Service under CPF/MF (Taxpayer’s Registration Number) 180097946-00, resident and domiciled in the city of Salvador, state of Bahia, Rua Ceará 121/101 - Pituba - Salvador – Bahia, as alternate member;

(1.5) Subsequently, the President moved on to make a resolution on item “1” of the Extraordinary General Shareholders’ Meeting’s agenda in connection with the global compensation to the Board of Directors’ members and to the Executive Officers and the individual compensation to the Fiscal Council’s members of BT, and it has been approved by unanimity of votes of the present Board members that the vote to be cast by BTP at BT’s Extraordinary General Shareholders’ Meeting shall be in the sense of approving the Company’s Executive Officers’ proposal, filed at BT’s and Invitel’s headquarters.

As far as the individual monthly compensation to BT’s Fiscal Council’s members, it has been approved by unanimity of votes of the present Board members that BTP’s representatives at BT’s Ordinary and Extraordinary General Shareholders’ Meeting shall approve the individual monthly compensation of R$ 8,500.00 (eight thousand five hundred reais).

(1.6) Finally, the President moved on to make a resolution on item “2” of the Extraordinary General Shareholders’ Meeting’s agenda in connection with the change of the wording of article 5 of BT’s By-laws, so as to reflect the company’s new corporate capital amount and number of shares, in view of the changes made in 2004, and it has been approved by unanimity of votes of the present shareholders that the vote to be cast by BTP at BT’s Extraordinary General Shareholders’ Meeting shall be in the sense of approving the proposal filed at BT’s and Invitel’s headquarters.

As far as item 2 of the Day’s Agenda is concerned, and in accordance with the approval granted by this Board to item “7” of the Agenda for the Meeting held on 03.29.05, at 3 p.m., in connection with the limit to the declaration of Interest on Shareholders’ Equity for fiscal year 2005, BT’s Executive Officers presented a proposal for payment by the Company of Interest on Shareholders’ Equity for fiscal year 2005.

Subsequently, the matter was put to the vote, the Company’s Board of Directors members having approved, by unanimity of votes, the payment by the Company of Interest on Shareholders’ Equity for fiscal year 2005, to be made as of May 16, 2005, pursuant to the approval granted by the Board to item “7” of the Meeting held on 03.29.05, at 3 p.m.

(3) All the proposals, studies and/or documents presented in this meeting have been duly initialed by the President and by the Secretary and shall be filed at the Company’s headquarters.

Closing:

There being nothing else to be discussed, the meeting was closed and these Minutes were drafted, which, once read and approved, were signed by the present Board’s Members.

I hereby certify that this is a true copy of the minutes transcribed in the proper book.

Rio de Janeiro, April 29, 2005.

Luis Octavio C. da Motta Veiga	João Eduardo de Villemor Amaral Ayres
Meeting’s President	Meeting’s Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer